Exhibit 99.8

6 September 2007 The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries NV
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone: 31-20-301 2980
Fax: 31-20-404 2544
Dear Sir
New member of Audit Committee - Lodgement with NYSE
The attached document was lodged with the NYSE on 5 September 2007.
Yours faithfully

Benjamin P Butterfield
Company Secretary

Form Last Updated by the NYSE on March 28, 2006
Foreign Private Issuer
Section 303A
lnterim Written Affirmation
JAMES HARDIE INDUSTRIES N.V. (JHX)     (the “Company”) hereby notifies the New York
(Insert Company name and ticker symbol)

Stock Exchange (“NYSE”) that, as of	09/01/07	,	the following event has occurred

(Insert date)
(check all that apply):

☐	An audit committee member who was deemed independent is no longer independent
☑	A member has been added to the audit committee
☐	The Company is no longer eligible to rely on or is choosing to no longer rely on a previously applicable exemption provided by Securities Exchange Act Rule 10A-3 (“Rule 10A-3”) with respect to its audit committee
A.       Company is in Compliance
If the Company is in compliance with Section 303A.061 following the event checked above, it must check the box below.

☑	The Company hereby affirms to the NYSE that, as of the date of this lnterim Written Affirmation, it is in full compliance with Rule 10A-3.
B.       Company is not in Compliance2
If the Company is not in compliance with Rule 10A-3 following the event checked above, it must check the box below and provide detailed disclosure on Exhibit A noting the reason for such noncompliance and a specific timetable for its return to compliance.

☐	The Company hereby affirms to the NYSE that, as of the date of this lnterim Written Affirmation, it is not in compliance with Rule 10A-3.
C.       Additional Information
1)       To the extent that the Company has checked the box above indicating that an audit committee member is no longer independent, the Company has provided the name of that member on Exhibit B.
2)       To the extent that the Company has checked the box above indicating that a member

[1]	Section 303A.06 incorporates the requirements of Rule 10A-3 promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934.

[2]	To the extent that this lnterim Written Affirmation has been signed by the Company’s CEO, the Company need not also submit a notice of noncompliance as required by Section 303A.12(b).

Form Last Updated by the NYSE on March 28, 2006
has been added to the audit committee, such member satisfies the requirements set out in Rule 10A-3 and, with respect to the member of the audit committee who is also a director, the Company has provided on Exhibit C a brief biography for that director, including disclosure regarding share ownership in the Company and a brief description of any existing business relationships and/or fee arrangements with the Company, as applicable. If any or all such biographical information is available through an EDGAR filing, the Company can specify the location of such disclosure on Exhibit C in lieu of restating the information.
3)       To the extent the Company has checked the box indicating that it is no longer eligible to rely on or is choosing to no longer rely on a previously applicable exemption provided by Rule 10A-3 and, as a result, is now required to have/restructure an audit committee, attached on Exhibit D is a list of those individuals who currently comprise the full membership of the audit committee of the board of directors. With respect to each member of the audit committee who is also a director of the Company, the Company has provided a brief biography for that director, including disclosure regarding share ownership in the Company and a brief description of any existing business relationships and/or fee arrangements with the Company, as applicable. If any or all such biographical information is available through an EDGAR filing, the Company can specify the location of such disclosure on Exhibit D in lieu of restating the information.
Certification
This Affirmation is signed by a duly authorized officer of, and on behalf of

JAMES HARDIE INDUSTRIES N.V

(Name of Company)

By:	/s/ MARCIN FIREK

Print Name:	MARCIN FIREK

Title:	LEGAL COUNSEL, AUSTRALIA & COMPANY SECRETARY

Date:	9/5/2007

The Foreign Private Issuer Section 303A Interim Written Affirmation may be sent to:
Corporate Governance Department
NYSE Regulation, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
Telephone: 212-656-4542
Alternatively, the completed forms may be faxed to 212-656-5780 or scanned and emailed to amcmillan@nyse.com.

Note: THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT OR FOOTNOTES ARE DELETED. If you have any questions regarding applicability to your Company’s circumstances, please call the Corporate Governance department prior to submission.

Exhibit C
Mrs. Catherine Walter was appointed as a member to the Company’s Audit Committee on September 1, 2007. Biographical information for Mrs. Walter can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on July 6, 2007.